Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 20 September 2007, in connection with Orkla's option programme, 16 670 options were exercised at a strike price of NOK 27.20.

A total of 8,644,675 options in Orkla have currently been issued. . Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 13,093,790 of its own shares.

Orkla ASA
Oslo, 20 September 2007

Contact:
Siv M. S. Brekke, VP Investor Relations
Tel.: +47 2254 4455

dlw 10/2

END